Exhibit 99.1

Cango Inc. Reports Third Quarter 2020 Unaudited Financial Results

SHANGHAI, November 23, 2020 /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the third quarter of 2020.

Third Quarter 2020 Financial and Operational Highlights

•

Total revenues were RMB434.9 million (US$64.1 million), a 23.8% increase from RMB351.3 million in the same period of 2019, outperforming the high end of the Company’s guidance by 31.8%. This was mainly driven by an increase in the amount of financing transactions the Company facilitated and car trading transactions.

•

After-market services facilitation revenues increased to RMB68.9 million (US$10.1 million), or 15.8% of total revenues in the third quarter of 2020, continuing to serve as an important driver for the Company’s revenue growth.

•

The amount of financing transactions the Company facilitated in the third quarter of 2020 was RMB7,496.4 million (US$1,104.1 million). The total outstanding balance of financing transactions the Company facilitated was RMB38,946.1 million (US$5,736.1 million) as of September 30, 2020.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 1.11% and 0.53%, respectively, as of September 30, 2020, compared to 1.59% and 0.84%, respectively, as of June 30, 2020.

•

The number of dealers covered by the Company was 46,248 as of September 30, 2020, compared to 44,521 as of June 30, 2020. The increase was mainly due to the expansion of 4S dealers and quality dealers in the lower-tier cities following the introduction of the Company’s competitive products and the formation of 4S team, as well as the progression of the dealership network optimization during the first three quarters of 2020.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “Our outstanding third quarter results demonstrate that our business recovery is clearly on track and that our growth strategies are already working. Fueled by company-wide achievements in the core auto loan facilitation business, the after-market services business and new business initiatives, we are pleased to report total revenues of approximately RMB435 million, once again surpassing our previous guidance range. The auto loan facilitation business delivered very strong performance in the third quarter, marking the first return to year-over-year growth since the start of the pandemic. We also saw remarkable growth in our insurance facilitation business with increasing revenue contribution delivered by our newly formed Key Account (“KA”) sales team and call center. Moreover, our efforts to improve asset quality continued to bear fruit, as the overall quality of our assets was close to pre-pandemic levels, evidenced by the M1+ overdue ratio improving from 1.59% as of June 30, 2020 to 1.11% as of September 30, 2020, and the M3+ overdue ratio from 0.84% to 0.53% during the same period.

“Our new business initiatives, including our deep partnership with new energy vehicle manufacturers, our car trading transactions business and our independent sales reps initiative, are also driving rapid revenue growth. The steps we have been taking over the past three quarters to enhance our fundamentals have strengthened Cango’s position in this evolving market. In particular, as China’s leading technological automotive transaction service platform, we are always closely monitoring the latest market trends. With firm confidence in the growth prospects of the new energy vehicle market, we have invested in this field, and our investment in Li Auto is expected to bring not only significant investment returns but also strategic cooperation opportunities. Looking ahead, we are committed to further exploration and learning as we work towards creating positive change for the future. By providing a user-centered product matrix around automotive financing and transaction, we will further deepen our dealership network and extend our service footprint,” Mr. Lin concluded.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “We continued advancing key elements of our growth strategy in the third quarter, positioning Cango to emerge from the pandemic. While lower-tier markets recovered slowly in the first half, we have seen encouraging signs of demand picking up as growth began to accelerate throughout the third quarter. Coupled with the outstanding performance in our core auto loan facilitation business and car trading transactions business, we achieved a strong rebound in our top-line growth. At the same time, our third quarter operating income increased by over 100% quarter-over-quarter and approximately 50% year-over-year. Excluding the significant gain from our investment in Li Auto, our third quarter net income still grew by approximately 72% sequentially. As we look ahead, there is clear visibility for significant upside and opportunity as we roll out new strategic initiatives, remain disciplined in cost management and make focused investments in the future of our business.”

Third Quarter 2020 Financial Results

REVENUES

Total revenues in the third quarter of 2020 increased by 23.8% to RMB434.9 million (US$64.1 million) from RMB351.3 million in the same period of 2019. Revenues from after-market services facilitation in the third quarter of 2020 increased by 69.4% to RMB68.9 million (US$10.1 million) from RMB40.7 million in the same period of 2019. The increase was primarily due to the Company’s efforts to cross-sell insurance facilitation services. Revenues from car trading transactions in the third quarter of 2020 were RMB70.4 million (US$10.4 million), becoming an important revenue contributor starting in this quarter.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the third quarter of 2020 were RMB300.4 million (US$44.2 million) compared to RMB261.6 million in the same period of 2019. This was in line with the increase in the Company’s sales volume and related costs incurred by car trading transactions business.

•

Cost of revenue in the third quarter of 2020 increased by 44.2% to RMB180.9 million (US$26.6 million) from RMB125.4 million in the same period of 2019, which was primarily due to an increase in the amount of financing transactions the Company facilitated and car trading transactions. As a percentage of total revenues, cost of revenue in the third quarter of 2020 was 41.6% compared to 35.7% in the same period of 2019. Excluding the financial impact from the car trading transactions, cost of revenue as a percentage of totals revenues was 30.3% in the third quarter of 2020.

•

Sales and marketing expenses in the third quarter of 2020 were RMB41.9 million (US$6.2 million) compared to RMB47.6 million in the same period of 2019. As a percentage of total revenues, sales and marketing expenses in the third quarter of 2020 decreased to 9.6% from 13.5% in the same period of 2019. The decrease was a result of the Company’s efforts to improve the efficiency of its sales and marketing spending while growing its revenues concurrently.

•

General and administrative expenses in the third quarter of 2020 were RMB52.2 million (US$7.7 million) compared to RMB52.3 million in the same period of 2019. As a percentage of total revenues, general and administrative expenses in the third quarter of 2020 decreased to 12.0% from 14.9% in the same period of 2019.

•

Research and development expenses in the third quarter of 2020 were RMB14.2 million (US$2.1 million) compared to RMB13.2 million in the same period of 2019. As a percentage of total revenues, research and development expenses in the third quarter of 2020 decreased to 3.3% from 3.8% in the same period of 2019.

•

Net gain on risk assurance liabilities in the third quarter of 2020 was RMB12.9 million (US$1.9 million) compared with a net loss of RMB7.5 million in the same period of 2019. Net gain on risk assurance liabilities was mainly due to a decrease in the delinquent loan balance and default rate.

INCOME FROM OPERATIONS

Income from operations in the third quarter of 2020 was RMB134.5 million (US$19.8 million), compared with RMB89.7 million in the same period of 2019.

FAIR VALUE CHANGE OF EQUITY INVESTMENT

Fair value change of equity investment in the third quarter of 2020 was a gain of RMB1,827.7 million (US$269.2 million) compared to nil in the same period of 2019. The Company’s investee, Li Auto Inc. (“Li Auto”), was listed on the Nasdaq Global Select Market on July 30, 2020. Cango currently holds 39,194,413 Class A ordinary shares of Li Auto.

NET INCOME

Net income in the third quarter of 2020 was RMB1,769.4 million (US$260.6 million), an increase of 1,348.7% from RMB122.1 million in the same period of 2019. Non-GAAP adjusted net income in the third quarter of 2020 was RMB1,783.2 million (US$262.6 million), an increase of 1,121.0% from RMB146.0 million in the same period of 2019. The significant increases were primarily due to the fair value gain of the Company’s investment in Li Auto. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (ADS) in the third quarter of 2020 were RMB11.82 (US$1.74) and RMB11.78 (US$1.73), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the third quarter of 2020 were RMB11.91 (US$1.75) and RMB11.87 (US$1.75), respectively. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of September 30, 2020, the Company had cash and cash equivalents of RMB1,423.3 million (US$209.6 million), compared to RMB2,010.3 million as of June 30, 2020. The decrease was mainly due to the fact that the Company invested certain amount of cash in term deposit and repaid debts.

As of September 30, 2020, the Company had long-term investments of RMB2,313.9 million (US$340.8 million), compared to RMB551.5 million as of June 30, 2020. The increase was mainly due to the change in fair value of the Company’s investment in Li Auto.

Business Outlook

For the fourth quarter of 2020, the Company expects total revenues to be between RMB700 million and RMB750 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

The Company’s investment in Li Auto and the change in fair value of investment due to the price volatility of the stock may have a significant impact on the Company’s fourth quarter financial results.

Notice of Annual General Meeting

The Company will hold its annual general meeting of shareholders (the “AGM”) at 18F, Building 2, Youyou Century Plaza, 428 Yang Gao Nan Lu, Shanghai, China, on December 25, 2020 at 10:00 A.M. Beijing Time. No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s ADSs to discuss the Company’s affairs with management. The chairman of the AGM will conduct and lead the AGM and may accept questions from shareholders at his sole and absolute discretion.

The board of directors of the Company has fixed the close of business on December 4, 2020 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and attend the AGM or any adjournment or postponement thereof.

Holders of record of the ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.

The notice of the annual general meeting is available on the Company’s website at ir.cangoonline.com. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2020, U.S. Eastern Time. The annual report can be accessed on the Company’s investor relations website at ir.cangoonline.com or the SEC’s website at www.sec.gov. The Company will also provide a hard copy of its annual report containing its audited consolidated financial statements, free of charge, to its shareholders and American Depositary Share holders upon request.

Conference Call Information

The Company’s management will hold a conference call on Monday, November 23, 2020, at 8:00 P.M. Eastern Time or Tuesday, November 24, 2020, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through November 30, 2020, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	10150090

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,002,314,688	1,423,290,178	209,627,987
Restricted cash - current	970,993,759	26,376,267	3,884,804
Short-term investments	597,265,740	1,140,212,355	167,935,129
Accounts receivable, net	148,562,946	104,003,703	15,318,090
Finance lease receivables - current, net	1,661,082,122	1,900,092,098	279,853,319
Short-term consumer financing receivables, net	13,298,562	31,733	4,674
Financing receivables, net	9,103,522	16,298,724	2,400,543
Short-term contract asset	20,688,424	159,427,917	23,481,194
Prepaid expenses and other current assets	117,445,282	276,989,174	40,796,096

Total current assets	5,540,755,045	5,046,722,149	743,301,836

Non-current assets:
Restricted cash - non-current	873,674,276	912,390,400	134,380,582
Long-term investments	547,888,818	2,313,864,591	340,795,421
Goodwill	145,063,857	145,063,857	21,365,597
Property and equipment, net	14,736,767	13,212,895	1,946,049
Intangible assets	44,758,242	44,761,102	6,592,598
Long-term contract asset	11,655,356	117,533,425	17,310,803
Deferred tax assets	100,667,946	158,125,765	23,289,408
Finance lease receivables - non-current, net	1,448,958,373	1,296,762,008	190,992,401
Other non-current assets	8,415,694	137,016,107	20,180,291

Total non-current assets	3,195,819,329	5,138,730,150	756,853,150

TOTAL ASSETS	8,736,574,374	10,185,452,299	1,500,154,986

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	1,439,749,760	432,342,745	63,677,204
Long-term debts - current	863,418,789	1,243,292,501	183,117,194
Accrued expenses and other current liabilities	278,690,234	225,488,717	33,210,898
Risk assurance liabilities	259,952,473	363,134,016	53,483,860
Income tax payable	67,308,814	40,337,168	5,941,023

Total current liabilities	2,909,120,070	2,304,595,147	339,430,179

Non-current liabilities:
Long-term debts	301,667,717	706,772,593	104,096,352
Deferred tax liability	12,329,929	232,160,014	34,193,474
Other non-current liabilities	21,796,367	7,071,321	1,041,493

Total non-current liabilities	335,794,013	946,003,928	139,331,319

Total liabilities	3,244,914,083	3,250,599,075	478,761,498

Shareholders’ equity
Ordinary shares	204,260	204,260	30,084
Treasury shares	(20,638,881)	(66,816,810)	(9,841,052)
Additional paid-in capital	4,526,344,454	4,577,242,536	674,154,963
Accumulated other comprehensive income	119,430,738	37,361,001	5,502,681
Retained earnings	852,508,968	2,386,862,237	351,546,812

Total Cango Inc.’s equity	5,477,849,539	6,934,853,224	1,021,393,488

Non-controlling interests	13,810,752	—	—

Total shareholders’ equity	5,491,660,291	6,934,853,224	1,021,393,488

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,736,574,374	10,185,452,299	1,500,154,986

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues	351,290,100	434,949,892	64,061,195	1,039,252,359	955,002,617	140,656,683
Loan facilitation income and other related income	228,273,999	230,156,995	33,898,462	687,215,882	493,781,301	72,726,125
Leasing income	74,018,739	63,404,140	9,338,421	217,659,690	206,961,678	30,482,161
After-market services income	40,664,706	68,901,306	10,148,066	116,326,935	170,430,167	25,101,651
Automobile trading income	4,413,628	70,361,821	10,363,176	10,046,105	77,963,237	11,482,744
Others	3,919,028	2,125,630	313,070	8,003,747	5,866,234	864,002
Operating cost and expenses:
Cost of revenue	125,416,378	180,871,289	26,639,462	382,046,832	374,286,048	55,126,377
Sales and marketing	47,576,811	41,852,916	6,164,268	137,627,725	130,065,097	19,156,518
General and administrative	52,318,827	52,154,925	7,681,590	170,500,860	175,606,783	25,864,084
Research and development	13,181,083	14,151,770	2,084,330	38,774,937	39,610,068	5,833,932
Net loss (gain) on risk assurance liabilities	7,489,058	(12,885,280)	(1,897,797)	27,719,897	21,072,204	3,103,600
Provision for credit losses	15,577,884	24,287,059	3,577,097	39,273,822	94,501,601	13,918,582

Total operation cost and expense	261,560,041	300,432,679	44,248,950	795,944,073	835,141,801	123,003,093

Income from operations	89,730,059	134,517,213	19,812,245	243,308,286	119,860,816	17,653,590

Interest and investment Income, net	41,110,413	9,875,421	1,454,492	82,699,347	60,683,716	8,937,745
Loss from equity method investments	—	—	—	(926,205)	—	—
Fair value change of long-term investment	—	1,827,718,488	269,193,839	—	1,827,718,488	269,193,839
Interest expense	(3,288,553)	(513,622)	(75,648)	(13,295,127)	(2,250,545)	(331,469)
Foreign exchange gain (loss), net	1,964,457	(1,761,929)	(259,504)	2,087,258	(5,201,874)	(766,153)
Other income, net	17,304,702	8,014,913	1,180,469	38,897,980	33,805,616	4,979,029
Other expenses	(300,706)	(16,381)	(2,413)	(1,485,366)	(597,876)	(88,058)

Net income before income taxes	146,520,372	1,977,834,103	291,303,480	351,286,173	2,034,018,341	299,578,523

Income tax expenses	(24,388,408)	(208,451,556)	(30,701,596)	(60,196,464)	(229,091,015)	(33,741,460)

Net income	122,131,964	1,769,382,547	260,601,884	291,089,709	1,804,927,326	265,837,063

Less: Net income attributable to non-controlling interests	4,491,935	256,018	37,707	5,692,189	3,902,214	574,734

Net income attributable to Cango Inc.’s shareholders	117,640,029	1,769,126,529	260,564,177	285,397,520	1,801,025,112	265,262,329

Earnings per ADS attributable to ordinary shareholders:
Basic	0.78	11.82	1.74	1.89	11.97	1.76
Diluted	0.78	11.78	1.73	1.89	11.89	1.75
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	151,057,825	149,706,190	149,706,190	151,287,968	150,425,738	150,425,738
Diluted	151,057,825	150,185,842	150,185,842	151,287,968	151,520,229	151,520,229
Other comprehensive (loss) income, net of tax

Unrealized losses on available-for-sale securities	—	—	—	(146,801)	—	—

Reclassification of losses to net income	—	—	—	(276,843)	—	—

Foreign currency translation adjustment	53,891,387	(105,299,287)	(15,508,909)	43,252,244	(82,069,737)	(12,087,566)

Total comprehensive income	176,023,351	1,664,083,260	245,092,975	333,918,309	1,722,857,589	253,749,497

Total comprehensive income attributable to Cango Inc.’s shareholders	171,531,416	1,663,827,242	245,055,268	328,226,120	1,718,955,375	253,174,763

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended September 30,			Nine months ended September 30,
	2019	2020		2019	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income	122,131,964	1,769,382,547	260,601,884	291,089,709	1,804,927,326	265,837,063
Add: Share-based compensation expenses	23,910,159	13,853,582	2,040,412	61,460,722	59,268,760	8,729,345
Cost of revenue	980,317	567,997	83,657	2,519,891	2,430,021	357,903
Sales and marketing	5,092,863	2,950,813	434,608	13,091,132	12,624,245	1,859,350
General and administrative	16,593,648	9,614,385	1,416,045	42,653,735	41,132,513	6,058,165
Research and development	1,243,330	720,387	106,102	3,195,963	3,081,981	453,927

Non-GAAP adjusted net income	146,042,123	1,783,236,129	262,642,296	352,550,431	1,864,196,086	274,566,408

Less: Net income attributable to non-controlling interests	4,491,935	256,018	37,707	5,692,189	3,902,214	574,734
Net income attributable to Cango Inc.’s shareholders	141,550,188	1,782,980,111	262,604,589	346,858,242	1,860,293,872	273,991,674

Non-GAAP adjusted net income per ADS-basic	0.94	11.91	1.75	2.29	12.37	1.82
Non-GAAP adjusted net income per ADS-diluted	0.94	11.87	1.75	2.29	12.28	1.81
Weighted average ADS outstanding—basic	151,057,825	149,706,190	149,706,190	151,287,968	150,425,738	150,425,738
Weighted average ADS outstanding—diluted	151,057,825	150,185,842	150,185,842	151,287,968	151,520,229	151,520,229